August 8, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549



         RE: Withdrawal of Van Eck Funds Amendment No. 1 to Registration Statement ON FORM N-14
                         ------------

Ladies and Gentlemen:

Please withdraw the N-14/A filing on behalf of Van Eck Funds dated August 7, 2003 pursuant to Rule 477. The reason for this withdrawal is to file a corrected N-14.

Sincerely,

/s/ Thomas H. Elwood

Thomas H. Elwood